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                          [KALMIA INVESTORS LETTERHEAD]




November 1, 1996




Mr. Don Augustine, Manager
Kalmia Investors, LLC
1420 Kettner Boulevard, Suite 300
San Diego, California  92101

Dear Mr. Augustine:

In response to your letter dated October 9, 1996, please be advised that it has never been our procedure to change the address of sellers of units to that of the buyers. In fact, it has always been our policy to send cash distributions for the quarter on which they are based to the limited partner of record in that quarter. We do recognize, however, that this would not be the case with your purchases.

The difficulty we have with your request is that if we change the addresses of the sellers to that of the buyer, the sellers' year-end tax information will be sent to your address. There is one alternative and that is to send K-1's to the sellers at both addresses. However, this would result in a lot of extra work and additional expense to the partnership. Since your offer expired on October 25 and any related sales will be processed by March 31, 1997, and since we are not anticipating sending any cash distributions until after March 31, we see no reason to make the address changes you are requesting at this time. However, in the event that a cash distribution is scheduled to go out subsequent to your purchase yet prior to the official transfer of ownership, we will make the address changes on the accounts affected.

Please call if you have any questions.

Sincerely,

/s/Nina Buffington

Nina Buffington
Investor Relations

cc:  Peter R. Pancione